Political Calls, Inc.
                             1015 S. Cimarron
                          Las Vegas, NV  89145
                           Phone: (702) 273-8920
                           Fax:  (702) 221-1963

March 28, 2007

Via EDGAR Correspondence
------------------------

U. S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Attn:  Mr. Michael McTiernan
            Assistant Director
            Mail Stop 4561

RE:  Political Calls, Inc.
     Registration Statement on Form SB-2
     Filed on February 21, 2007
     Commission File No. 333-140823

Dear Mr. McTiernan:

On behalf of Political Calls, Inc. (the "Company"), this letter responds to your March 20, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

General
-------

1. Refer to footnote two on the cover page of the registration statement. Rule 457(f) of the Securities Act is not applicable to this offering as securities are not being offered in exchange for other securities.
    Please revise to state that $0.02 is a bona fide estimate of the offering price in accordance with Rule 457(a).

RESPONSE: We have deleted the reference to Rule 457(f) and revised the disclosure to state that $0.02 is a bona fide estimate of the offering price in accordance with Rule 457(a).

Prospectus Cover Page
---------------------

2. Please disclose that until your common stock is quoted on the OTC-BB, the offering will be made at $0.02.

RESPONSE: We have added to the cover page that "until your common stock is quoted on the OTC-BB, the offering will be made at $0.02 per share."



Risk Factors, page 7
--------------------

3. Please disclose the risk to your business of federal and state regulatory proposals to ban or restrict political calls, or to add political calls to "do not call" registries.

RESPONSE: We have added risk factor #10, which discloses the risk to our business of federal and state regulatory proposals to ban or restrict political calls, or to add political calls to "do not call" registries


Since our officer works or consults... page 8
---------------------------------------------

4. Please clarify your disclosure relating to Mr. Gallagher's responsibilities in "offering and selling the shares through this prospectus." Please specify how Mr. Gallagher is participating in this offering.

RESPONSE: Mr. Gallagher will not be selling any shares through this prospectus. The shares have already been sold, and this prospectus concerns reselling shareholders. Therefore, the reference that Mr. Gallagher will be selling shares through this prospectus has been deleted.


5. Please disclose the public company for which Mr. Gallagher previously acted as principal accounting officer or chief financial officer and specify his title and the date of his resignation.

RESPONSE: Mr. Gallagher has not acted nor does he have any experience as a principal accounting officer or chief financial officer for another company. Such reference has been deleted from the document.


Our principal stockholders... page 10
-------------------------------------

6. Please fill in the current share ownership of your director and your seven largest shareholders. It appears to have been inadvertently omitted from the first sentence.

RESPONSE: We have provided detailed ownership figures for our director and our seven largest shareholders.

Business Strategy, page 16
--------------------------

7. We note your call contract costs. Please disclose whether you require any minimum amounts of calls in your contracts.

RESPONSE: We have added the disclosure that "the Company has not established any minimum amounts of calls in its contracts."

8. Please disclose how your revenues for the most recent fiscal year were generated, including the number of customers and contracts and whether such customers were affiliates.


RESPONSE: We have disclosed that we had nine customers who generated our revenues since our inception.


Revenues, page 19
-----------------

9. Please provide additional detail regarding how your revenues were generated.

RESPONSE: We have added two paragraphs of new disclosure under "Revenues" to explain the expected seasonality of our business and provide additional details regarding how our revenues were generated.


Liquidity and Capital Resources, page 20
----------------------------------------

10. We note your disclosure that Political Calls, Inc. will require additional capital up to approximately $100,000. Please revise your disclosure in an amended filing to address whether or not Political Calls, Inc. is expected to need the additional capital in order to satisfy its cash requirements for the next twelve months.

RESPONSE: We have added the disclosure to our amended document that "Management believes the Company has sufficient funds to satisfy its cash requirements and maintain its fully reporting status for the next twelve months with the need to raise additional capital."


11. Please disclose the consideration paid by investors for the preferred stock.

RESPONSE: We indicated that the consideration paid by investors to purchase the telephone calling equipment used by the Political Calls at a purchase value of $7,500.


Security Ownership of Certain Beneficial Owners and Management, page 25
-----------------------------------------------------------------------

12. Please advise us why you have not disclosed persons that beneficially hold 5% of your common stock through their ownership of immediately convertible preferred stock.

RESPONSE: We originally did not include these persons, as they have not converted their preferred stock to common stock at this time. However, we have added the persons who beneficially hold 5% upon conversion of their preferred shares to our amended prospectus.


Selling Shareholders, page 27
-----------------------------

13. Please advise us whether Bolsa, S.A. is a broker-dealer. Please disclose whether or not any selling shareholders are affiliates of broker-dealers.

RESPONSE: Bolsa, S.A. is not a broker-dealer. Supplementary, to our knowledge, none of any of the selling shareholders are broker-dealers nor affiliates of broker-dealers.


14. In a number of instances you disclose in the final column that selling stockholders will continue to own a percentage of your shares following the offering, even though the prior column indicates they will not own any shares. Please advise or revise.

RESPONSE: We have revised the column(s) to show that the selling stockholder will continue to own their shares following the offering.

Preferred Convertible Securities, page 35
-----------------------------------------

15. Explain to us how you considered the guidance in EITF 98-5 and 00-27 in determining the appropriate accounting for your preferred stock issuance. Based on the issuances of common stock on April 24, 2006 and December 31, 2006, it appears that the preferred stock was issued with a beneficial conversion feature.

RESPONSE: Based on the guidance in EITF 98-5 and 00-27 in determining the appropriate accounting for your preferred stock issuance, the pronouncement states that the net carrying amount of the convertible debt, including any unamortized premium or discount, is credited to equity upon conversion. Further, the guidance in EITF 98-5 deals with convertible preferred stock with nondetachable conversion options, our convertible preferred stock does not have any attached options or warrants. Therefore, after these preferred shares convert, they will be credited to equity.

Rule 144 Shares, page 35
------------------------

16. We note your disclosure that 1% of your shares are 1,542,310 shares as of the date of this prospectus. The 1% calculation in Rule 144 should only include outstanding shares, not fully diluted shares. Please revise the calculation.

RESPONSE: We have revised the 1% calculation in Rule 144 to only include outstanding shares, not fully diluted shares.


Interests of Named Experts and Counsel, page 37
-----------------------------------------------

17.  Please revise to identify David Gallagher as a promoter of the company.

RESPONSE: We have revised the prospectus to identify David Gallagher as a promoter of the company.


Financial Statements
--------------------

Note 6. Revenue And Expenses, page F-9
--------------------------------------

18. Please disclose your revenue recognition policies or explain to us why no such disclosure is necessary.

RESPONSE: We have disclosed our revenue recognition policies in Note 6. We thank you for bring this oversight to our attention.


Part II
-------

Recent Sales of Unregistered Securities
---------------------------------------

19. Please disclose the consideration paid for the preferred. In addition, please disclose the exemption from the registration requirements of the Securities Act relied upon for the transaction.

RESPONSE: We have disclosed the consideration paid for the preferred stock. We have also disclosed the exemption from the registration requirements of the Securities Act relied upon for this transaction.

Undertakings
------------

20. Please advise us how you intend to rely on Rule 430A. We note you have included the Rule 430A undertaking.

RESPONSE: Rule 430a deals with the use of the Prospectus prior to Effective Date. We have no intention to provide our selling shareholders with a copy of the prospectus until it becomes effective. Our reliance on Rule 430A deals with the prospectus being published on EDGAR, in that, it is available to our selling shareholders as a public viewing document.

21.  Please include the undertaking provided in Item 512(g)(2) of Regulation
     S-B.

RESPONSE: We have included the undertaking provided in Item 512(g)(2) of Regulation S-B.

Legal Opinion
-------------

22. Please direct counsel to revise its opinion to reflect that the company has already issued and sold a portion of the registered common shares and the convertible preferred overlying the remainder of the registered common shares.

RESPONSE: We have asked our counsel to revise his legal opinion letter. See Exhibit 5.2 attached to our amended SB-2/A.


Exhibit 23.1
------------

23. We note that the consent indicates that the auditors' report was dated as of January 31, 2007. We also note that the auditors' report on page F-1 is dated February 21, 2007. Please correct this inconsistency in your amended filing.

RESPONSE: Our auditor's consent letter has been corrected and the corrected letter has been filed as Exhibit 23.3.


We wish to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Sincerely,
/s/ David Gallagher
-------------------
    David Gallagher